ARC Group Worldwide, Inc. | 810 Flightline Blvd. | Deland, FL 32724 | (386) 736-4890

February 8, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 4631

Washington, D.C. 20549

Re:                             ARC Group Worldwide, Inc.

Registration Statement on Form S-1, as amended

File No. 333-221967

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ARC Group Worldwide, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on February 9, 2018 at 2:00 p.m. Eastern Standard Time, or as soon thereafter as practicable.

In connection with the Registration Statement, the Company hereby acknowledges that:

•                  should the U.S. Securities and Exchange Commission (the “SEC”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the Registration Statement;

•                  the action of the SEC, or the Staff acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact our counsel, Travis L. Gering of Wuersch & Gering LLP, at (212) 509-4723 to confirm the effectiveness of the Registration Statement.

Sincerely,

ARC Group Worldwide, Inc.

By:	/s/ Drew M. Kelley
Name: Drew M. Kelley
Title: Interim Chief Executive Officer